UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For January 1 – March 13, 2003

GOLDBELT RESOURCES

(Translation of Registrant’s name into English)

595 Howe St., 10th Floor
Vancouver, British Columbia, V6C 2T5, CANADA

(Address of principal executive offices)

CIK # 0001013785      FILE NO.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.

Yes ☒                               No ☐

FORM 6-K
TABLE OF CONTENTS

For April 1 – May 31, 2003

GOLDBELT RESOURCES LTD.

	File No.	CIK #	0001013785

Exhibit 1	BC Form 51-901F for the quarter ending March 31, 2003

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DATE SIGNED
DIRECTOR’S SIGNATURE	/s/ "Paul James Morgan"	YY/MM/DD
	PAUL JAMES MORGAN	2003/06/02

DATE SIGNED
DIRECTOR’S SIGNATURE	/s/ "Brian C. Irwin"	YY/MM/DD
BRIAN C. IRWIN
2003/06/02

Schedule A
Form 51-901F

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at March 31, 2003 and June 30, 2002
(Unaudited - Prepared by Management - See Note A)

	31-Mar-03	30-Jun-02

ASSETS
Current Assets

Cash and short-term deposits	$24,299	$233,796
Accounts receivable	104,014	388
Prepaid expense and other	4,224	4,247

Total Current Assets	132,537	238,431

Investments (See Note C)	345,224	240,870

	$477,761	$479,301

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$329,355	$296,877

Total Liabilities	329,355	296,877

	329,355	296,877

SHAREHOLDERS' EQUITY

Capital Stock (See Note D)	48,124,162	48,124,162

Contributed Surplus (See Note D)	252,727	252,727

Deficit	(48,228,483)	(48,194,465)

	148,406	182,424

	$477,761	$479,301

APPROVED BY DIRECTORS

"Paul Morgan"	"Brian Irwin"

Director	Director

Schedule A
Form 51-901F

Goldbelt Resources Ltd.
Statement of Retained Earnings
For the Nine Months Ended March 31, 2003 and 2002
(Unaudited - Prepared by Management - See Note A)

	2003	2002

Retained Earnings/(Deficit)
Beginning of Period 30-Jun	(48,194,465)	(48,087,920)
Earnings/(Loss) for six months ending 31-Dec	(34,018)	(89,699)
End of Period 31-Mar	(48,228,483)	(48,177,619)

Schedule A
Form 51-901F

Goldbelt Resources Ltd.
Consolidated Statement of Loss and Deficit
For the Quarter and Nine Months Ended March 31, 2003 and 2002
(Unaudited - Prepared by Management - See Note A)

	Current Quarter		Nine Months

	2003	2002	2003	2002

Expenses (See Note B)
Audit, accounting and related services	1,268	6,987	3,480	18,616
Legal fees	26,481	6,056	49,635	23,670
Management and consulting fees	7,279	1,207	51,610	11,623
Rent	1,625	2,128	4,815	5,320
Salaries & Benefits	4,165	4,601	11,301	8,404
Shareholder relations	4,989	2,803	10,839	20,125
Telephone and facsimile	0	410	527	1,254
Transfer agent filing fees	0	980	1,823	2,804
Other general administrative exp.	3,647	497	5,082	1,252

Loss before the under noted items	(49,454)	(25,669)	(139,112)	(93,068)

Foreign exchange gain/(loss)	0	0	0	0
Less: Interest Income	38	447	740	3,369
Other (See Note C)	0	0	104,354	0

Gain/(Loss) for Period	(49,416)	(25,222)	(34,018)	(89,699)

Loss (Gain) per Share	(0.01)	(0.01)	(0.01)	(0.02)

Weighted average number
of shares outstanding	4,655,137	4,655,137	4,655,137	4,655,137

Schedule A
Form 51-901F

Goldbelt Resources Ltd.
Consolidated Statements of Changes in Financial Position
For the Quarter and Nine Months Ended March 31, 2003 and 2002
(Unaudited - Prepared by Management - See Note A)

	Current Quarter		Nine Months

	2003	2002	2003	2002

Cash Provided from (Used for)

Operating Activities
Gain (Loss) for the period	(49,416)	(25,222)	(34,018)	(89,699)
Other	0	0	0	0

	(49,416)	(25,222)	(34,018)	(89,699)
Net change in non-cash
current items (see below)	8,217	(14,893)	(71,125)	(16,111)

	(41,199)	(40,115)	(105,143)	(105,810)

Financing Activities

Issue of shares for cash	0	0	0	0
Long-term liabilities	0	0	0	0

	0	0	0	0

Investing Activities

Increase in Long Investments (See Note C)	0	0	(104,354)	0
Sale (Purchase) of fixed assets	0	0	0	0

	0	0	(104,354)	0

Increase (Decrease) in Cash and
Short-Term Deposits	(41,199)	(40,115)	(209,497)	(105,810)

Cash and Short-Term Deposits -
Beginning of Period	65,498	332,923	233,796	349,126

Cash and Short-Term Deposits -
End of Period	24,299	292,808	24,299	243,316

Analysis of Net Change in Non-Cash
Current Items
Accounts receivable and Prepaids	2,553	933	(103,601)	6,861
Accounts payable and accrued liabilities	5,664	(15,826)	32,476	(22,972)

	8,217	(14,893)	(71,125)	(16,111)

Schedule A
Form 51-901F

Goldbelt Resources Ltd.
Consolidated Statements of Changes in Financial Position
For the Quarter and Nine Months Ended March 31, 2003 and 2002
(Unaudited - Prepared by Management - See Note A)

Note A

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and therefore, should be read in conjunction with the most recent annual financial statements for the year ending June 30, 2002. These interim financial statements do follow the same accounting policies and methods as the most recent annual financial statements as of the fiscal year end of June 30, 2002.

Note B

Expenses incurred during the quarter ending March 31, 2003 were related to the maintanence of a public company including accounting, management consulting, rent, shareholder relations, telephone and other administrative expenses.

Note C

As part of the Settlement Agreement entered into on July 31, 2000, with Regal Petroleum Corporation Limited ("Regal"), pertaining to the break-up of a proposed merger between Regal and the Company, the Company received 176,000 shares in Regal Petroleum Plc. The shares were issued upon Regal's becoming a publicly listed company on the London Stock Exchange. The Company's shares in Regal are subject to a one year hold period. The market value of the Regal Petroleum Plc shares at the issue was $260,885. Due to the one year hold period as well as to the limited liquidity in the shares, $104,354 was recognized as income in the current period. A balance of $104,354 was added to the Company's long term Investment account.

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DATE SIGNED
DIRECTOR’S SIGNATURE	/s/ "Paul James Morgan"	YY/MM/DD
	PAUL JAMES MORGAN	2003/06/02

DATE SIGNED
DIRECTOR’S SIGNATURE	/s/ "Brian C. Irwin"	YY/MM/DD
BRIAN C. IRWIN
2003/06/02

GOLDBELT RESOURCES LTD.
March 31, 2003

SCHEDULES B & C
SUPPLEMENTARY INFORMATION

GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED MARCH 31, 2003

SCHEDULE B1
Supplemental information requested in this schedule has been provided in Schedule A.

SCHEDULE B2
Related party transactions:      DuMoulin Black         $26,481
    Mr. Brian Irwin, Corporate Secretary, is a partner of the law firm DuMoulin Black.

SCHEDULE B3

a) Securities issued during the quarter ended March 31, 2003

Date	Security Issued	Type of Issue	Number	Price	Proceeds	Consideration
none

b) Summary of options and warrants granted during the quarter ended March 31, 2003

Expiry Date	Exercise Price	Number	Type
None

SCHEDULE B4

a) Authorized and issued share capital as at March 31, 2003

Number	Amount

Authorized – 100,000,000 common shares without par value

Issued -	4,655,137	$ 48,124,162

b) Options, Warrants & Convertible Securities Outstanding as at March 31, 2003

Expiry Date	Exercise Price	Number	Type
None

c) Shares in Escrow or Subject to Pooling as at March 31, 2003

Number	Type	Release Date	Reason for Issuance
None

d) Officers and Directors as at March 31, 2003

Name	Position
Brian C. Irwin	Secretary and Director
Paul P. Morgan	President and Director
Paul G. Naughton	Chairman and Director

1

GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED MARCH 31, 2003

SCHEDULE C – Management Discussion and Analysis

Review of operations for the quarter ended March 31, 2003 and incorporating activities up to May 30, 2003.

Overview
During the past quarter and to the date of this report, Goldbelt continued to pursue natural resource based opportunities in exploration and development with the intention of acquiring a project of merit. The company entered into negotiations with one party with oil and gas interest in south east Asia and advanced funds towards an investigation of the resource.

On December 8, 1998, the Company’s shares were halted from trading on the TSX Venture Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. In accordance with Exchange policy, the Company is expected to initiate its reorganization within twelve months of being designated Inactive and was required to achieve Tier Maintenance Requirements no later than October 2, 2002 and then extended to November 15, 2002.

On October 22, 2002, the Company made application to the Exchange to request an extension to May 15, 2003 to complete the reorganization and achieve Tier Maintenance Requirements. This request was denied and the Company had not met the Tier Maintenance Requirements as of November 15, therefore the trading in the securities of the Company was suspended effective November 20, 2002.

The Company has initiated the following steps in its reorganization plans:

1.	Shareholders approval was received at the Company’s Extraordinary General Meeting held on May 19, 1998, of the following restructuring matters:

	i.	Consolidation of its authorized and issued share capital on a 1:10 basis and a subsequent increase in authorized capital to 100,000,000 common shares without par value, subject to Exchange approval.
	ii.	Continuance from the jurisdiction of British Columbia to Yukon.

Exchange approval was received on August 22, 2001 and the share consolidation and continuance to the Yukon Territory was effective August 27, 2001.

1

GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED MARCH 31, 2003

2.

Entered into an agreement on December 24, 2002 to acquire the shares of Ocean Realm International, Inc. (“ORI”) from All Current Holdings Limited (“ACH”). ORI will, on closing, hold a 60% participating interest and the right to acquire a further 20% participating interest in an Indonesian oil field.

As consideration for the acquisition, Goldbelt proposes, subject to completion of due diligence and receipt of regulatory and shareholder approval, to issue US$8.2 million value in shares of Goldbelt at CAD$0.20 per share for the 80% participating interest and US$352,000 in cash. The acquisition will encompass both the participating interest and also prior funding of US$1,300,000 and undertakings in connection with the private placement referred to below.

As part of the acquisition, Goldbelt proposes to raise up to US$2,500,000 by way of private placement. US$1,500,000 will be raised by the issuance of shares at CAD$0.20 per share and up to a further $1,000,000 may be raised by debt instrument convertible into shares of Goldbelt.

The completion of the acquisition is subject to a number of conditions which include: the approval of the disinterested shareholders of Goldbelt, acceptance of notice of the transaction by the TSX Venture Exchange (the “Exchange”), the crystallization of the rights of ACH to the Project, the negotiation and execution of a formal agreement, the completion of financings, receipt of a technical report and evaluation satisfactory to the Exchange and Goldbelt and satisfaction of outstanding indebtedness of Goldbelt by the issuance of shares. The transaction cannot close until these conditions are met. There can be no assurance that the transaction will be completed as proposed or at all.

The transaction by Goldbelt is deemed to be a “Reverse Take-Over” under the Policy 5.2 of the Exchange. It is Goldbelt’s intention to seek an exemption from the Sponsorship requirements as set out in Policy 2.2. The Exchange has neither reviewed nor confirmed that the transaction could be exempt from Sponsorship. As initial consideration for the agreement, Goldbelt paid US$25,000 and advanced US$65,000 repayable from the prior funding of US$1,300,000 referred to above.

3.	Entered into an agreement on October 24, 2001 with a director to settle $287,610 (US$189,216) of indebtedness by the issuance of 2,963,000 post-consolidation shares, subject to Exchange approval.

The Company will be required to complete the following steps to complete a reorganization:
1.	Acquire a property or business of merit.
2.	Proceed with an equity financing to raise capital to fund its expenditure commitments on a property or business of merit and for working capital purposes.

The Exchange has advised the Company that effective August 18, 2003 the Company’s listing will be transferred to the newly created Inactive Board on the Exchange at which time trading in the Company’s shares will be reinstated.

Liquidity and Capital Resources
To date, virtually all funding for the Company’s ongoing operations have come from equity financing. During the most recent financial year, no new financings were completed. At March 31, 2003, the Company had working capital deficiency of $196,818. The Company held $345,224 in Investments comprised of securities in Celtic Resources and restricted shares in Regal Petroleum. As partial consideration for entering into the Settlement Agreement in July 2000 with Regal Petroleum Corporation Limited (“Regal”), the Company was to be issued 176,000 shares of Regal if, as and when the entity was listed on a recognized stock exchange. On September 25, 2002, the Company was issued 176,000 ordinary shares of Regal Petroleum Plc, a public company listed on the London Stock Exchange, subject to a one-year hold period. The market value of the Regal Petroleum Plc shares at date of issue was $260,885. A value of $104,354 was recognized as a gain and recorded as the asset value

2

GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED MARCH 31, 2003

SCHEDULE C – Management Discussion and Analysis – continued

reflecting the share restriction and limited liquidity in the shares.

The ability of the Company to continue operations is dependent on the ability of the Company to complete the restructuring as outlined above to meet Exchange’s Listing Requirements. There can be no assurance the Company will be successful in completing the restructuring.

Operating Activities and Expenses
For the quarter ended March 31, 2003, the Company had a loss of $49,454 versus a loss of $25,669 for the quarter ending March 31, 2002 and a loss of $79,820 for the quarter ending December 31, 2002.

Expenses incurred during the quarter ended March 31, 2003 related to the cost of maintaining a public company:

Legal	26,481
Audit, accounting and related services (audit, compliance and other services)	1,268
Management and consulting fees	4,279
Filing fees, transfer agent fees and shareholders communications (mailings, consolidation, etc.)	4,989
General and administrative	7,812

Total expenses	$49,454

Investing Activities
No investing activities occurred during the quarter ended March 31, 2003.

Financing Activities
No financing activities occurred during the quarter ended March 31, 2003.

ACQUISITION OR ABANDONMENT OF RESOURCES PROPERTIES
See above for a description of the proposed acquisition of up to an 80% participating interest in an Indonesian oil field.

ACQUISITION OF FIXED ASSETS
None.

FINANCING AND USE OF PROCEEDS
No new financing completed during the year.

INVESTOR RELATIONS
The Company does not have any investor relation’s contract with an outside party and all investor relations activities currently being conducted are being performed by the company. There have been no major investor relation’s activities during the quarter.

MANAGEMENT CHANGES
None

3

GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED MARCH 31, 2003

SCHEDULE C – continued

MATERIAL CONTRACTS
None

LEGAL PROCEEDINGS
None

CONTINGENT LIABILITIES
None

DEFAULT UNDER DEBT OR OTHER CONTRACTUAL OBLIGATIONS
None

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS
None

OTHER
Effective April 15, 2003 the Capital of the Company was reduced by $48,194,465 in accordance with Section 39(1)© of the Yukon Business Corporations Act representing the amount of accumulated losses to June 30, 2002 and unrepresented by assets of the Company.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GOLDBELT RESOURCES LTD.

(REGISTRANT)

Date:	June 2, 2003

“Paul J Morgan”

Paul J Morgan
President, CEO